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Mark R. Ziebell 714.427.7402 mziebell@swlaw.com	October 7, 2011

Via Federal Express
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Attn.:  John Reynolds, Assistant Director

RE:	Proteo, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 15, 2011
File No.: 000-30728

Dear Mr. Reynolds:

On behalf of our client, Proteo, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 12, 2011 to Birge Bargmann, Chief Executive Officer of the Company, with respect to the Company’s Form 10-K for the year ended December 31, 2010 (the "Form 10-K") which was filed with the Commission on March 15, 2011.  For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.  All page numbers refer to the Edgar version of the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis, page 10

Liquidity and Capital Resources, page 12

1.	We note your response to comment four of our letter dated July 19, 2011. Please provide us draft disclosure.

The Company notes the Commission’s comment and advises the Commission as follows.  Pursuant to the license agreement dated December 30, 2000, between the Company and Dr. Oliver Wiedow, MD, as amended, the Company is was obligated to pay Dr. Wiedow 30,000 Euros on each of December 31, 2009 and December 31, 2010, which payments had not been made.  As of the filing of the Company’s Form 10-K for the year ended December 31, 2010, Dr. Wiedow had waived the payment defaults. On July 28, 2011, Dr. Wiedow and the Company memorialized the waiver in writing deferring the payment of the 60,000 Euros until December 31, 2011.

October 7, 2011

With regard to the draft disclosure for future filings, the Company intends to include its Form 10-Q for the quarter ended September 30, 2011, under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the following disclosure:

“As of September 30, 2011, the Company had not made the required accrued licensing fee payments to Dr. Wiedow of 30,000 Euros on each of December 31, 2009 and December 31, 2010, pursuant to the terms of their License Agreement, as amended.  Dr. Wiedow has agreed in a binding writing to defer such payments until December 31, 2011.  See Note 7 to the consolidated financial statements include elsewhere for the payment terms under the License Agreement.”

Note that the foregoing will also be added to the referenced Note 7 and the Company intends to make similar disclosures in its Form 10-K for the year ended December 31, 2011 under caption “Patents, Licenses & Royalties” in Item 1 – Business.

Further, in the Commission’s prior comment, the Commission requested that the Company disclose under what circumstances the license agreement may be terminated.  The Company included such disclosure in its Form 10-Q for the quarter ended June 30, 2011, in Note 7 to its consolidated financial statements.  The included disclosure is as follows, which the Company intends to continue to include in future filings.

“Pursuant to the License Agreement, as amended, Dr. Wiedow may terminate the License Agreement in the event of a breach which is not cured within 90 days following written notice of such breach.  In addition, Dr. Wiedow may terminate the License Agreement immediately in the event of the Company’s bankruptcy, insolvency, assignment for the benefit of creditors, liquidation, assignment of all or substantially all of its assets, failure to continue to develop Elafin.  After any termination, to the extent permitted by applicable law, the Company will return all documents, information and data received by Dr. Wiedow and will immediately cease to develop, manufacture or sell Elafin.”

Exhibits

2.
We note your response to comment six of our letter dated July 19, 2011 and the statement that you will provide us with the appropriate analysis if you believe any of the agreements in question are not material.  Please address the agreements in prior comment six in your response letter.  In this regard,

●
Please confirm that you will file the following agreements with your next periodic report or provide us an analysis why they are not material:  Artes Biotechnology License Agreement, Edinburgh University Agreement, Edinburgh University Memorandum of Understanding, Stanford University Agreement, and your September 28, 2006 agreement with a shareholder for a 15% interest in your operating subsidiary.

The Company notes the Commission’s comment and advises the Commission as follows:

With regard to the Artes Biotechnology License Agreement and the September 28, 2006, agreement with a shareholder for a 15% interest in the Company’s operating subsidiary, these agreements are with the Company’s operating subsidiary and are drafted in the German language.  The Company intends to file with its Form 10-Q for the quarter ended September 30, 2011, a summary sheet for each agreement setting forth the material terms of each such agreement.

October 7, 2011

With regard to the Edinburgh University Agreement, Edinburgh University Memorandum of Understanding and Stanford University Agreement these are agreements pursuant to which the Company has agreed to provide its drug, Elafin, to two parties conducting independent investigator sponsored research or preclinical or clinical trials (as opposed to a Company sponsored clinical trial).  In exchange, the Company is given access to the data generated by these entities which may be beneficial to the Company.  It is the Company’s view that these arrangements are part of its normal course of business, and since the Company is not substantially dependent on these agreements or the data it will have access to pursuant to the terms thereof, none of these agreements are material agreements. As a result, the Company does not intend to file these agreements as exhibits.

●
Please confirm that you will file all of your material agreements in their entirety, as required by Item 601(b)(10) of Regulation S-K, with your next periodic report.  The following agreements are missing various attachments:  Wiedow License Agreement (Exhibit A); Preferred Stock Purchase Agreement (Exhibit A); and the Forbearance Agreement and General Release (Exhibits A and B).

The Company notes the Commission’s comment and confirms that it will file of its material agreements in their entirety, as required by Item 601(b)(10) of Regulation S-K with its next periodic report (Form 10-Q for the quarter ended September 30, 2011).

●
The Wiedow License Agreement filed as Exhibit 10.15 with your Form 10-Q filed on August 3, 2011 appears to be your original license agreement.  Please confirm that you will file or incorporate by reference in future annual reports your amendment to this agreement filed with your Form 8-K filed on January 7, 2009.

The Company notes the Commission’s comment and confirms that it will file or incorporate by reference in future annual reports its amendment to the Wiedow License Agreement which was filed with its Form 8-K filed on January 7, 2009.

●	Please provide us a draft exhibit index that incorporates all of the previously omitted exhibits, including those that must be re-filed to include missing attachments.

The Company notes the Commission’s comment and is providing supplementally its draft exhibit index incorporating all of the previously omitted exhibits, including those that it must re-file to include missing attachments.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours,

Snell & Wilmer

/s/ Mark R. Ziebell

Mark R. Ziebell

cc:           Birge Bargmann